SERVICES AGREEMENT

This Services Agreement ("Agreement") is dated as of September 24, 2025, by and between Vigilant Compliance, LLC ("Vigilant"), with an address at Gateway Corporate Center, Suite 216, 223 Wilmington West Chester Pike, Chadds Ford, Pennsylvania 19317, and Founder Funds Trust ("Fund"), with an address at 25 Highland Park Village, Suite 100-587, Dallas, TX 75205.

Background

A.	The Fund agrees to contract with Vigilant to provide Services (as such term is defined in Section 1 below) to Fund, which will include providing a qualified individual to serve as Chief Compliance Officer ("CCO") of the Fund for purposes of the Fund's compliance with Rule 38a-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

B.	Vigilant, its employees, and agents agrees to provide Services to the Fund, subject to the terms and conditions hereof.

Terms

1.	Services. Vigilant agrees to provide to the Fund the following Services:

a.	Provide a Vigilant Professional to serve as CCO to the Fund;

b.	Oversee the Compliance Program of the Fund;

c.	Prepare a Written CCO Report for each Quarterly Board Meeting;

d.	Attend or participate remotely in each of the Fund's Quarterly Board Meetings, Audit Committee Meetings and Special Board Meetings;

e.	Present the Annual Review Report of the CCO Annually to the Board of Directors in person;

f.	Interface with Fund Management on Compliance Issues; as necessary

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g.	Interface with the Fund's Board of Directors as necessary;

h.	Interface with the Fund's Audit Committee as necessary;

1.	Interface with the Fund's Registered Auditors as necessary;

J. Interface with the Fund's Legal Counsel as necessary;

k. Review and Analyze the Compliance Policies and Procedures of the Fund;

1.	Review the Compliance Policies and Procedures of the Fund's Adviser;

m.	Revise the Fund's Policies and Procedures as dictated by changes in the Fund's business, SEC Rules and Regulations, and the Federal Securities Laws;
n.	Review the Fund's Audit Reports;

o.	Review Certifications and Sub-Certifications from Adviser and Service Providers;

p.	Conduct an Annual Review of the Fund's Adviser;

q.	Conduct Compliance Review of Fund's Service Providers (Administration, Custody, Transfer Agent and Principal Underwriter);

r.	Review of Fund Compliance relating to the Fund's Compliance Policies, Procedures and Issues relating to:

1.	Portfolio Management;

11. Trading Practices (Market Timing, Broker Selection, and Best Execution);

m. Proprietary and Personal Trading;

1v. Pricing and Calculation ofNAV (e.g. Valuation);

v. Safe Custody of Assets;

v1. Marketing and Distribution; v11. Books and Records;

vm. Privacy Protection;

1x. Business Continuity; and

x. Disclosure Accuracy.

s.	The CCO will prepare an Annual Review Report. The Annual Review Report will address:
a.	The Operation of the Policies and Procedures of the Fund and each Service Provider since the last Annual Report;

b.	Any material changes to the Policies and Procedures since the last Annual Report;
c.	Any recommendations for material changes to the Policies and Procedures as a result of the Annual Review;

d.	Any material Compliance matters since the date of the last Annual Report; and
e.	Any other Compliance Matters about which the Fund's Board reasonably needs to know in order to oversee Fund Compliance.
2.	Staff. Fund shall provide reasonable staff support to perform Fund duties.

3.	Term. The term shall commence on the date first set forth above and shall continue in effect one year from the date thereof (the "Initial Term"), and shall thereafter automatically renew in one-year increments unless earlier terminated by either party upon one hundred twenty (120) days' prior written notice after the Initial Term.

4.	Fees and Expenses. Fund shall pay Vigilant a monthly fee as set forth below.

a.	The Fund shall pay Vigilant a one-time start up fee of $5,000 per Fund due upon execution of this Agreement.

b.	The Fund shall pay Vigilant a fee of $3,334 per month per Fund for CCO Services, which is payable monthly in advance by ACH on the first day of each month.

c.	Per new Fund, for any assets above $500 million add $417 per month to the monthly fee for increments of $150 million in AUM.

1.	For the purposes of calculating any adjustment to Vigilant's monthly fee, Fund shall report to the Vigilant contact listed in Section 18 of this Agreement, the current AUM of the Fund on a monthly basis, or as frequently as reported by the Fund in its ordinary course of business.

d.	Regulatory Response Time. Regulatory Reviews (e.g. SEC Examinations, Subpoenas or Third Party Mock Examination Reviews) will be billed separately at Vigilant' s applicable hourly rates. Adviser understands that Vigilant cannot guarantee that the SEC or other regulator will not identify deficiencies in its Compliance Program.

e.	The above rates will increase by 3.7% annually.

5.	Expenses. The Fund will pay reasonable out of pocket and travel expenses incurred Vigilant in the performance of its duties under this Agreement, which include, but are not limited to, Federal Express and overnight mail services, parking, tolls, train, air and related travel expenses, mileage (at the standard allowable mileage rate).

6.	Insurance Coverage. The Vigilant professional named as CCO will be covered by the Fund's Errors and Omissions insurance, which insurance shall be at the same levels and upon the same terms of coverage as for the other Fund's officers and shall be reasonable and adequate in his capacity.

7.	Liability; Indemnification. Fund shall indemnify and hold harmless Vigilant, its employees, and agents, (collectively "Vigilant") from all actual claims, actual liabilities, reasonable attorneys' fees, actual judgments, actual expenses and actual charges (collectively "Losses") in connection with the performances of services herein. In no event shall any party be liable for special, consequential, exemplary or punitive damages. The liability of Vigilant shall in no event exceed the amount of fees paid by Fund under this this Agreement during the preceding twelve (12) month period, regardless of the claim or legal theory set forth by any party.

8.	Taxes. Vigilant shall be responsible for compliance with all local, state and federal rules, laws and regulations applicable to payment of all taxes, such as income, unemployment, social security and other similar taxes, applicable to Services.

9.	Cooperation. Fund will use commercially reasonable efforts to secure the cooperation of its officers, employees, agents and Service Providers, and will use best efforts to cause such parties to provide the requested information to Vigilant in a prompt manner.

10.	Consultations with Counsel. Neither Vigilant nor any of its employees provide legal advice, legal counsel, or other legal services to the Adviser. As such, there is no attorney client relationship between the Adviser and Vigilant or its employees. Vigilant shall be permitted to consult counsel at the cost of the Fund relating to Fund matters should such consultation become necessary. Vigilant will first consult legal counsel to the Fund in such circumstances, and, if necessary, after prior approval of the Fund, may consult other legal counsel at the cost of the Fund.

11.	Additional Advisers/Portfolios. If the Fund materially modifies its business or adds Sub-Advisers or additional Portfolios, the parties will in good faith negotiate a new fee relating to additional services related thereto.

12.	Other Service Providers. Vigilant acknowledges that the Fund may engage various entities as Service Providers, and the services required to be performed pursuant to the Fund's contract therewith shall continue to be performed by such Service Providers as determined by the Fund. The Fund may also make changes related to the Service Providers, but such changes will not be deemed to impose additional duties upon the CCO.

13.	Breach. If Vigilant fails to deliver the specific services set forth herein and acts in a negligent manner, Vigilant shall be given thirty (30) days written notice to cure. If Vigilant fails to cure within thirty (30) days after written notice to Vigilant, the Fund shall have the right to terminate this Agreement.

14.	Documents and Records. The Fund shall be responsible for maintaining all books and records of the Fund as required by the Investment Company Act of 1940 and other applicable laws.

15.	Work Product and Intellectual Property Rights. All work performed at the direction of the Fund and its officers, shall be the property of the Fund and the Fund shall have a right to copy and reproduce such and to provide it to others as required by the Fund's business under relevant laws and regulations including the Investment Company Act of 1940, and Vigilant shall have a non-exclusive license to use such ("Work Product"). All ideas, improvements, concepts, inventions, discoveries, developments, innovations, software, designs, processes or other works of authorship, made, conceived or developed by Vigilant or otherwise produced by Vigilant in performance of this Agreement ("Intellectual Property") shall remain the property of the Vigilant, regardless of whether or not such Intellectual Property is protectable by patent, trademark, copyright, trade secret or other applicable law. Vigilant shall also be entitled to such Work Product and the right to use or reuse such materials in connection with servicing the Fund, or other unaffiliated Funds or in the business of Vigilant Compliance, LLC.

16.	Confidentiality.

a.	All information of or pertaining to Fund or any of its affiliates shall be kept confidential.
b.	With the exception of customer information of Fund and its affiliates, which shall be protected in all circumstances, no information shall be within the protection of this Agreement where such information: (i) is or becomes publicly available through no fault of the Vigilant; (ii) is made public by Fund without restriction; or (iii) is rightly obtained from a third party not subject to confidentiality restrictions.

17.	Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania, without respect to principles regarding conflicts of law.

18.	Billing Contact. Each party shall report all billing issues, questions, or updates to the appropriate billing contact listed below:

Vigilant Representative:

ATTN: Vigilant Billing Department

Billing@VigilantLLC.com

484-840-3704

Fund Representative:

INSERT CONTACT

19.	Severability; Non-Solicitation; No Waiver. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision. If any provision of this Agreement is deemed invalid or unenforceable under applicable law, all other provisions of this

Agreement shall remain in full force and effect. No delay or omission on the part of a party to this Agreement in exercising any right hereunder shall operate as a waiver thereof or of any other right. Fund shall not solicit or hire any Vigilant employee or agent to work for Fund or any affiliate during the Term of this Agreement and for 24 months thereafter, following the termination of this Agreement.

20.	Entire Agreement; Assignment. This is the entire Agreement between the parties with regard to the Services. This Agreement may only be modified or amended, if such modification or amendment is made in writing and signed by authorized representatives of both parties or if such changes are approved by the Fund Board of Directors. This Agreement may not be assigned without the written consent of the other party and any such assignment shall be void.

21.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.
22.	Non-exclusivity. This Agreement is not exclusive and the Fund recognizes that Vigilant may provide similar services to other persons or entities.

23.	No Partnership. This Agreement is not intended to constitute, create, give effect to or otherwise recognize a partnership, joint venture, or other form of business organization of any kind and the rights and obligations of the Fund and Vigilant shall be only those expressly set forth herein.

24.	Force Majeure. Vigilant shall not be deemed in default or otherwise liable under this Agreement due to its inability to perform its obligations by reason of any act of God, fire, earthquake, substantial storm, pandemic, terrorism, riot, civil disturbance, embargo, or any failure or delay of any transportation, power, or communications system or any other similar cause beyond the reasonable control of Vigilant.
25.	Compliance Services. Neither Vigilant nor any of its employees provide legal advice, legal counsel, or other legal services to the Adviser.

26.	Third Party Beneficiary. The parties understand and agree that there are no third party beneficiaries to this Agreement.

27.	Effective Date. The effective date of this Agreement shall be upon the approval by the Fund's Directors, including a majority of the Independent Directors. The Agreement will be deemed effective (or modified) when approved by a majority of the Independent Directors of the Fund, and Vigilant.

In Witness Whereof, the parties have executed this Agreement as of the date first set forth above.

Vigilant Compliance, LLC

By: /s/ Salvatore Faia

Salvatore Faia

President & CEO

Dated: September 24, 2025

Founder Funds Trust

By: /s/ Michael C. Monaghan

Michael C Monaghan Chairman

Dated: September 24, 2025